UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                              AMENDMENT NO. 4
                          Metro-Goldwyn-Mayer Inc.
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                              (Name of Issuer)


                        Common Stock, $.01 par value

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                       (Title of Class of Securities)


                                 591610100
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                               (CUSIP Number)

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                          Richard E. Sobelle, Esq.
                            Tracinda Corporation
                           150 South Rodeo Drive
                          Beverly Hills, CA 90212
                               (310) 271-0638
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        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)


                              September 1, 1998
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          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Tracinda Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Nevada

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           52,564,714

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       6,500,000

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         52,564,714

                10  SHARED DISPOSITIVE POWER

                    6,500,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    59,064,714

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    89.6%

14  TYPE OF REPORTING PERSON*

    CO

                             SCHEDULE 13D


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Kirk Kerkorian

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           59,064,714

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         59,064,714

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    59,064,714

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

    Not Applicable

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    89.6%

14  TYPE OF REPORTING PERSON*

    IN

                             SCHEDULE 13D


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    250 Rodeo, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    BK and PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           6,500,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         6,500,000

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,500,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%

14  TYPE OF REPORTING PERSON*

    CO

     This Amendment No. 4 amends and supplements the Statement on Schedule 13D filed on November 18, 1997, as amended on or about November 25, 1997, and on or about July 27, 1998 and on or about August 19, 1998 (as so amended, the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Shares"), of Metro-Goldwyn-Mayer Inc., a Delaware corporation (the "Company"), previously filed by Tracinda Corporation ("Tracinda") and Mr. Kirk Kerkorian. This Amendment has been filed to reflect, among other things, the addition of a Filing Person, as set forth in Item 2 below. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

1. Item 2 of the Schedule 13D is hereby amended to add the following information:

     (a) - (c). 250 Rodeo, Inc. is a Delaware corporation wholly owned directly or indirectly by Tracinda and Kirk Kerkorian. 250 Rodeo, Inc. is an investment company. The principal business address of 250 Rodeo, Inc. is 150 South Rodeo Drive, Beverly Hills, 90212. 250 Rodeo, Inc.'s President and sole director is Kirk Kerkorian. 250 Rodeo, Inc.'s other executive officer is Anthony L. Mandekic.

     (d) - (e). During the last five years, 250 Rodeo, Inc. has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2. Item 3 of the Schedule 13D is hereby amended to add the following information:

     The purchase by 250 Rodeo, Inc. of Shares from Seven will be funded by capital contributions to 250 Rodeo, Inc. by its stockholders in amounts proportionate to their ownership interests in 250 Rodeo, Inc. The funds to make their capital contributions will be obtained in the case of Tracinda, pursuant to the Credit Agreement and in the case of Mr. Kerkorian, from his personal funds.

3. Item 4 of the Schedule 13D is hereby amended to add the following information:

     On August 19, 1998, Tracinda and Seven entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), pursuant to which Tracinda agreed to purchase from Seven all of Seven's Shares of Common Stock of the Company for $24 per share. On September 1, 1998, Tracinda and 250 Rodeo, Inc. (collectively, the "Tracinda Entities") entered into an Assignment and Assumption Agreement whereby Tracinda assigned to 250 Rodeo, Inc. and 250 Rodeo, Inc. assumed from Tracinda, the right to purchase 6,500,000 of the 16,208,463 Shares which Tracinda had a right to buy pursuant to the Stock Purchase Agreement. Attached as Exhibit 7.15 is a copy of the Assignment and Assumption Agreement, which is incorporated herein by reference. The purchase of the Shares from Seven pursuant to the Stock Purchase Agreement by Tracinda and 250 Rodeo, Inc. was completed on September 1, 1998.

     The Tracinda Entities intend to exercise all of their rights to purchase additional stock to be issued by the Company in connection with the Company's planned rights offering. The Tracinda Entities expect to acquire any Shares not subscribed for in the rights offering by other stockholders.

4. Item 5 of the Schedule 13D is hereby amended to add the following information:

     (a) Tracinda and Mr. Kerkorian are the beneficial owners of 59,064,714 Shares (including the Shares held directly by 250 Rodeo, Inc.), approximately 89.6% of the Shares outstanding as of April 3, 1998, based upon the number of Shares outstanding as reported in the Company's Proxy Statement dated April 17, 1998. 250 Rodeo, Inc. is the beneficial owner of the 6,500,000 Shares it holds directly.

     (b) Mr. Kerkorian has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 16,208,463 Shares acquired from Seven.

5. Item 6 of the Schedule 13D is hereby amended to add the following information:

     See the response to Item 4 in this Amendment No. 3. The Shares acquired pursuant to the Stock Purchase Agreement by Tracinda and 250 Rodeo, Inc. have been pledged pursuant to the Credit Agreement.

6. Item 7 of the Schedule 13D is hereby amended to add the following information:

     Exhibit 7.15 Assignment and Assumption Agreement, dated September 1, 1998, between Tracinda Corporation and 250 Rodeo, Inc.

7. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.



                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 2, 1998

                                    TRACINDA CORPORATION
                                    a Nevada corporation


                                    By:  /s/ Anthony L. Mandekic
                                         ----------------------------
                                         Name:  Anthony L. Mandekic
                                         Title: Secretary/Treasurer


                                    KIRK KERKORIAN


                                    By:  /s/ Anthony L. Mandekic
                                         ----------------------------
                                         Name:  Anthony L. Mandekic
                                         Title: Attorney-in-Fact

                                    250 RODEO, INC.
                                    a Delaware corporation


                                    By: /s/ Anthony L. Mandekic
                                        -----------------------------
                                        Name:   Anthony L. Mandekic
                                        Title:  Secretary/Treasurer

                               Exhibit Index

          DOCUMENT
          --------

Exhibit 7.15 Assignment and Assumption Agreement, dated September 1, 1998, between Tracinda Corporation and 250 Rodeo, Inc.